Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

4th December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited ("MOIL")

We attach for your information a copy of a notification dated 4th December 2003 in respect of MOIL which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Directorate Change
Released	09:20 4 Dec 2003
Number	8501S

MANDARIN ORIENTAL INTERNATIONAL LIMITED (the "Company")

On behalf of the Company, we wish to advise that Mr Jonathan Gould has been appointed as a Director of the Company with effect from 1st January 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

4th December 2003

www.mandarinoriental.com

END

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